EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement and related Prospectus on Form S-1 of our report dated October 7, 2011 on the balance sheet of NSJ-US. Co., Ltd. as of July 31, 2011, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the period from March 21, 2011 (Date of Inception) to July 31, 2011.  Our report dated October 7, 2011 includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ Meyler & Company, LLC

Middletown, NJ

October 10, 2011